 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 19, 2023
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on September 19, 2023, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR).

Date on which the third tranche of the share buy-back programme for 2023 was announced: 26 July 2023.

The duration of the third tranche of the buy-back programme for 2023: 27 July to no later than 26 October 2023.

Size of the buy-back programme: Up to 94,000,0000 shares, with a maximum total consideration for the third tranche: USD 550,000,000.

From 11 September to 15 September 2023, Equinor ASA has purchased a total of 1,378,000 own shares at the Oslo Stock Exchange at an average price of NOK 349.4236 per share.

Aggregated overview of transactions per day:

Date	Aggregated volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
11 September	350,000	348.1888	121,866,080.00
12 September	341,000	345.7436	117,898,567.60
13 September	348,000	348.7714	121,372,447.20
14 September	339,000	355.0696	120,368,594.40
15 September

Previously disclosed buy-backs under the third tranche of the 2023 programme	9,228,076	324.0034	2,989,927,976.88

Total buy-backs under third tranche of the 2023 programme (accumulated)	10,606,076	327.3061	3,471,433,666.08

Following the completion of the above transactions, Equinor ASA owns a total of 38,385,570 own shares, corresponding to 1.28% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A detailed overview of all transactions made under the buy-back programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Further information from

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: September 19, 2023	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer